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                             February 22, 2024

       Stephen Trowbridge
       Chief Financial Officer
       AngioDynamics, Inc.
       14 Plaza Drive
       Latham NY 12110

                                                        Re: AngioDynamics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2023
                                                            Form 10-Q for the
Quarterly Period Ended November 30, 2023
                                                            Form 8-K dated
December 25, 2023
                                                            File No. 000-50761

       Dear Stephen Trowbridge:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2023

       Consolidated Financial Statements
       Note 9. Goodwill and Intangible Assets, Goodwill, page 67

   1. Please clarify how you allocated goodwill to the two reporting units at the beginning of fiscal year 2023 in
response to your new reporting structure. In that regard, explain how
                                                        80% of goodwill was
allocated to the Med Tech reporting unit when only 29% and 25%
                                                        of your revenue was
generated from your Med Tech segment for FY23 and FY22,
                                                        respectively. Reference
ASC 350-20-35-45.
 Stephen Trowbridge
FirstName LastNameStephen Trowbridge
AngioDynamics,  Inc.
Comapany22,
February  NameAngioDynamics,
            2024              Inc.
February
Page 2 22, 2024 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended November 30, 2023

Consolidated Financial Statements
Note 5. Goodwill and Intangible Assets, page 12

2. We note that the market valuation of your stock has declined significantly since May 31,
         2023 and is below your consolidated book value at November 30, 2023. Please tell us how you considered ASC 350-20-35-30 in determining whether a triggering event occurred that requires you to perform an interim assessment of goodwill impairment. As a related matter, given the significance of your goodwill and indefinite lived intangible asset balances and overall decline in your market capitalization, please revise future filings here or within critical accounting policies to address the following:
             Expand your disclosure to state whether or not the fair value of your reporting units
              "substantially exceeds" the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;
             Discuss how you considered the fact that your market capitalization is below book value in determining that goodwill had not been impaired;
             Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC 350-20-35-3C;
             If a significant difference exists between your market capitalization and the aggregate
              fair values of a company   s reporting units, disclose the
reasons for the difference.
Form 8-K dated December 29, 2023

Exhibit 99.1

3.       We see that multiple non-GAAP measures include an adjustment for
Acquisition,
         restructuring and other items, net,    under note (1) and it appears
that the adjustment
         includes a number of items. Please address the following:
             Provide us with further description and quantification for each of the adjustments underlying these amounts;
             Revise your disclosure in future filings to break out individually significant adjustments; and
             Clarify the nature of the asset impairments and write-offs, certain litigation, and other items and why the adjustments are appropriate under Item 10(e) of Regulation S-K and Question 100.01 the Compliance and Disclosure Interpretations for Non-
              GAAP Financial Measures.
 Stephen Trowbridge
FirstName LastNameStephen Trowbridge
AngioDynamics,  Inc.
Comapany22,
February  NameAngioDynamics,
            2024              Inc.
February
Page 3 22, 2024 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Bennett at 202-551-3606 or Kristin Lochhead at 202-551-3664
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services